September 3, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel Crawford/ Ms. Laura Crotty/Mr. Gary Newberry/Ms. Vanessa Robertson

Re:	Functional Brands Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed August 12, 2025 File No. 333-284180

Dear Mr. Crawford, Ms. Crotty, Mr. Newberry and Ms. Robertson:

On behalf of Functional Brands Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 28, 2025, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 10 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed August 12, 2025

Amendment No. 9 to Registration Statement on Form S-1

General

1. We continue to consider your response to prior comment 1, including your statements that:

●	“the funding of the private placement will occur upon the completion of the closing conditions set forth in the purchase agreements;”

●	the conditions include “confirmation by Nasdaq of the acceptance of the direct listing;”

●	“[a]ll closing conditions are outside of the investors’ control;”

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●	“the Company will only request effectiveness . . . upon receipt from Nasdaq of acceptance of the direct listing;”

●	“[t]herefore, the investors are irrevocably bound to purchase the securities subject to the filing and effectiveness of the Registration Statement;” and

●	“prior to the closing, but upon receipt of listing confirmation from Nasdaq, the investors must deliver [their] subscription amounts to [the] escrow agent.”

Please explain in detail the expected timing, in relation to each other, of (1) your expected request for effectiveness, (2) receipt of Nasdaq’s approval of the listing application, (3) the opening of trading for the Company’s securities, (4) the required payment for the Series A and B Convertible Preferred Stock, and (5) the closing of the private placement transaction.

In answer to the Staff’s request for a detailed explanation of the transaction timing, we offer the following responses corresponding to the numbers outlined above:

(1)	The Company expects to submit its written request for effectiveness promptly after it receives (a) oral confirmation from the Staff that it has no additional comments on the S-1 and (b) written confirmation from Nasdaq that the Company’s common stock has been accepted for listing on the Nasdaq Capital Market. The Company would then expect its Registration Statement to be declared effective 48 hours after it submits its request and that its Form 8-A is likewise then made effective.

(2)	The Company has been in continuing discussions with Nasdaq and expects Nasdaq to soon confirm that the Company’s common stock will be accepted for listing. The Company will not submit a request for effectiveness until it receives assurance from Nasdaq of the Company’s listing eligibility.

(3)	The Company expects its common stock to commence trading on the business day next succeeding the effectiveness of its Registration Statement.

(4)	The Company intends to require that the escrow account for the private placement be funded no later than the Business Day next succeeding the date of effectiveness of its S-1.

(5)	The closing of the private placement will occur promptly after the effectiveness of the Registration Statement. The Company expects that all closing deliverables, save for the purchase price and the Series A and B Convertible Preferred Stock, will have been exchanged by that time. Accordingly, the Company expects to close the private placement the business day after its Registration Statement is declared effective.

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2. We note that the terms of the Securities Purchase Agreement filed as Exhibit 10.23 provide that the “direct listing of the Company’s securities” is a condition precedent to the purchasers’ obligations to pay the subscription amounts and that a closing shall not occur until all conditions precedent to those obligations have been satisfied. Please clarify, with regard to the definition of “Qualified Event” in the Securities Purchase Agreement, what is meant by “the direct listing of the Company’s securities on a Trading Market.” You disclose in the filing that “[f]unding of the purchase of such preferred stock is conditioned upon completion of the Direct Listing” (cover page) and that “[o]n July 22, 2025 the Company agreed upon the consummation of the Direct Listing to issue 1,800,000 shares of convertible preferred stock to 6 accredited investors in a private placement transaction.” (page II-2). Please reconcile these disclosures and terms with the statements in your response to prior Comment 1 that “upon receipt of listing confirmation from Nasdaq, the investors must deliver [their] subscription amounts to [the] escrow agent” and with the provisions of the Securities Purchase Agreement that provide “[t]he Registrable Securities shall be immediately tradable at the time of the Qualified Event” and that “Bonus Preferred Shares [might] have converted into the Company’s Common Stock in advance of a Qualified Event…”

A “Qualified Event” is defined in Section 1.1 of the Securities Purchase Agreement as ‘the direct listing of the Company’s securities on a Trading Market.” “Trading Market” means a market or exchange “on which the [Company’s] Common Stock is listed or quoted for trading” and includes the Nasdaq Capital Market on which the Company is seeking listing. Section 2.4(b)(ii) of the SPA makes it clear that the private placement purchasers have no obligation to close unless a Qualified Event has occurred. The Qualified Event cannot occur until the Company’s common stock is registered under the Securities Act and the Company is subject to the requirements of the Exchange Act. The two events are interdependent. As the Company confirmed above, it will not submit a request for its Registration Statement to be declared effective until it receives confirmation from Nasdaq that the Company’s common stock will be accepted for listing. Put simply, the private placement will not close in the absence of the direct listing.

The Company has revised its disclosures on the cover page and page II-2 to emphasize that proceeding with the private placement and the registration of its common stock is dependent on, among other things, the occurrence of the direct listing.

Sections 2.1(a) and 2.1(b) of the Securities Purchase Agreement, as well as the Certificates of Designation for each of the Series A and Series B Convertible Preferred Stock state that such stock cannot be converted until 45 days after the occurrence of the Qualified Event. Thus, while the common stock held by other selling stockholders may be traded after the closing of the direct listing, the common stock underlying the preferred stock won’t be eligible for trading until the preferred is actually converted. As the Company previously stated, no preferred stock is being registered. Neither Series A nor Series B Convertible Preferred Stock will be issued if the direct listing does not take place.

We note the Staff’s references to the Securities Purchase Agreement quoted in the last sentence of Comment 2 above. We agree that these statements are inconsistent with the notion that Preferred Stock cannot be converted prior to the expiration of the 45-day period described in the preceding paragraph. Accordingly, the Company and private placement investors are preparing an amendment to delete these (and any other inconsistent statements) from the Securities Purchase Agreement. We will file that amendment with the SEC shortly.

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3. In light of your response that all conditions to closing are outside the control of the private placement purchasers, please advise us whether those purchasers would be restricted from submitting bids or offers in connection with the opening of trading in the direct listing. If so, advise us of the earliest date on which such investors would be permitted to resell securities in reliance on the registration statement.

In response to the Staff’s comment, The Company advises that there are no restrictions on the private placement purchasers’ ability to submit bids or offers in connection with the opening of trading in the direct listing. As noted above in response to comment 2, no shares of preferred stock may be converted into tradeable common stock until the expiration of 45 days after the occurrence of the Qualified Event.

Risk Factors

Risks Related to This Offering and Ownership of Our Common Stock, page 30

4. Please revise to add a risk factor describing the potential conflict that Joseph Gunnar& Co., LLC, in its capacity as the Advisor, may face in making its decision to proceed at the Current Reference Price while also having served as the placement agent in the July 22, 2025, private placement transaction.

In response to the Staff’s comment, the Company has added a Risk Factor to highlight the potential conflict of interest that Joseph Gunnar & Co. LLC may face in its capacity as Advisor as well as acting as placement agent for the private placement of the Preferred Stock.

In addition to the foregoing, we wish to revise the Company’s response to Comment 5 in the Staff’s letter dated July 31, 2025, to clarify that, in the private placement, the Company expects to issue 100,000 shares of its Series A Convertible Preferred Stock and 80,000 shares of its Series B Convertible Preferred Stock at an aggregate per share price of $80.00, with a nominal per share value attributed to Series B.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 838-4433.

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Sincerely,

/s/Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc: Eric Griptentrog

CEO- Functional Brands Inc.

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